Exhibit 1.02

Conflict Minerals Report

in accord with Rule 13p-1 under the Securities Exchange Act of 1934, as amended

Introduction

This is the Conflict Minerals Report for Black Diamond, Inc. (NASDAQ: BDE) (the “Company,” “Black Diamond,” “we,” “us” or “our”), filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period from January 1, 2013 to December 31, 2013. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined by the SEC as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten.

The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).

For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”). If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.

Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”. Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012, for such definitions.

1. Company Overview

Black Diamond is a global leader in designing, manufacturing and marketing innovative active outdoor performance equipment and apparel for climbing, mountaineering, backpacking, skiing, cycling and a wide range of other year-round outdoor recreation activities. The Company’s principal brands, Black Diamond®, Gregory™, POC™ and PIEPS™, are used in the active outdoor climbing, mountaineering, backpacking, skiing and cycling industries. Black Diamond is headquartered in Salt Lake City, Utah, and its products are sold in approximately 50 countries around the world.

2. Products Overview

Certain products that we manufacture or contract to manufacture contain tungsten (tungsten carbide is used in ski pole tips and trekking pole tips), tin (solder used in the assembly of headlamps, the JetForce avalanche airbag system and avalanche beacons) and gold (used in the assembly of the JetForce avalanche airbag system and avalanche beacons). We determined that during the 2013 calendar year, we manufactured and sub-contracted to manufacture products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

3. Supply Chain Overview

Our supply chain is complex. There are multiple tiers between the Company and the mines. Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components which are included in our products. The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our direct suppliers and explaining the rule;
•	soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);
•	soliciting responses similar to information provided in the Conflict Mineral Reporting Template from relevant suppliers of non-electronic components;
•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and
•	sending reminders to suppliers who did not respond to our requests for information.

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

We conducted an analysis of our products and found that certain conflict minerals can be found in our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of Rule 13p-1.

We conducted a survey of our active suppliers using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in such company’s products, as well as supplier due diligence. This Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

For our suppliers that are not providing electronic components, we requested information similar to that which is provided on the Template.

At the outset of our 2013 RCOI, we elected to survey our entire known component and outsourced manufacturing supply chain. During the process of our review, we identified eight suppliers who fell within the scope of our RCOI. We contacted these direct suppliers and in some instances received responses indicating that the conflict minerals obtained from such suppliers did not originate from a Covered Country. In all other instances, our suppliers were not able to conclusively determine the country of origin of the conflict minerals.

Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the conflict minerals, and they may not succeed in determining the origin of all or any such conflict minerals.

Despite having conducted a good faith RCOI and due diligence process, we do not currently have sufficient information from our suppliers or other sources to (i) determine the country of origin of the conflict minerals used in our products or (ii) identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals (i) may have originated in a Covered Country and directly or indirectly financed or benefited armed groups, or (ii) were not from recycled or scrap sources.

Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain.

5. Conflict Minerals Status Analysis and Conflict Status Conclusion

We have concluded that, based on our RCOI and related due diligence, we do not have sufficient information to make a determination as to the status of the conflict minerals we use in the manufacture and production of our products.

6. Due Diligence Program

6.1. Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at www.blackdiamond-inc.com, under the heading “Our Brands”. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

6.2. Due Diligence Process

6.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the second edition of the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We designed our due diligence processes to conform in all material respects with these OECD guidelines.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, and communication with suppliers. We took measures to ensure that the findings of our supply chain risk assessment are reported to designated members of our senior management, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President of Engineering Support Services.

6.2.2. Record Maintenance

We have established our due diligence compliance process and a documentation and record maintenance procedure to ensure the retention of relevant documentation in a structured electronic database.

6.3. Steps to Be Taken to Mitigate Risk and Maturing Due Diligence Program

As we move towards developing our due diligence program, we intend to enhance our supplier communications and to improve our due diligence data accuracy in order to mitigate the risk that the necessary conflict minerals contained in our products could benefit armed groups in the Covered Countries.

7. Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

8. Audit of Supply Chain Due Diligence

We do not have a direct relationship with any of the smelters and refiners of the conflict minerals used in our products, nor do we perform direct audits of the other entities in our supply chain. However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

9. Continuous Improvement Efforts to Mitigate Risk

We intend to undertake the following next steps to improve the due diligence process and to gather additional information which will assist us to determine whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

•	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;
•	examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and
•	attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter Program.